January 25, 2018

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Laura Nicholson Special Counsel Office of Transportation and Leisure
Tonya K. Aldave

Re:	EnerJex Resources, Inc.
Amendment No. 1 Registration Statement on Form S-4 Filed December 29, 2017 File No. 333-221717

Dear Ms. Nicholson:

On behalf of EnerJex Resources, Inc. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the S-4 filing as transmitted by a letter dated January 18, 2018 (the “Comment Letter”) to Louis G. Schott, Interim Chief Executive Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the S-4 Filing (the “Amended S-4 Filing”) reflecting changes in response to your comments is being filed today via the Commission’s EDGAR system.

Questions and Answers about the Merger and the Energex Special Meeting

What will shareholders receive in the Merger, page 10

1.       Please revise to clarify how the Exchange Ratio will be calculated.

Response:     We have revised the disclosure to clarify how the Exchange Ratio will be calculated as a formula.

Related Party Transactions of Directors and Officers of the Combined Company, page 63

2.       We note your response to our prior comment 21 and reissue. We note your reference to related party loans totaling $55,000 on page 89. If required, please disclose these related party loans in this section. Refer to Item 404 of Regulation S-K.

Response:  We have revised the disclosure to address the Staff’s comment.

EnerJex Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 90

3.       We note your response to our prior comment 26 and reissue in part. We note that you continue to refer to “offering circular” on pages 85 and 91 and to “this offering” on pages 88 and 91. You also continue to state on page 91 that “(you) are currently pursuing this offering, in which (you) anticipate raising additional capital through the sale of (your) securities.” Please revise.

Response:       We have revised the disclosure in accordance with Staff’s comment.

EnerJex Proposals

Proposal No. 1: Approval of the issuance of EnerJex common stock, page 96

4.       We note your response to our prior comment 29 and reissue in part. On page 96 you describe Proposal 1 as seeking approval of “the issuance of shares to be issued in connection with a private placement offering in a minimum amount of $4 million (which offering is a condition to closing the Merger).” Please provide more detail related to the EnerJex securities issuances for which you are seeking shareholder approval, such as whether you are seeking approval for the issuance of (1) “new equity capital” from the $4 million private placement, (2) equity upon conversion of outstanding notes held by Alpha Capital Anstalt, (3) 2.5% outstanding common stock for the funding commitment, or (4) some combination of the above. We note your related disclosure under “Private Placement” on page 20.

Response:       We have revised the proxy to provide for a separate proposal in connection with the private placement.

5.       Please ensure that your description of Proposal 1 is consistent throughout your filing. For example, we note that your descriptions of Proposal 1 differ in your notice to shareholders, your disclosure on page 96, and your proxy card.

Response:       We have revised Proposal 1 throughout the filing to make clear and consistent that only the approval related to the shares to be issued to the AgEagle shareholders is being sought.

6.       We note your response to prior comment 29 that the terms of the private placement have not been agreed to and that you have disclosed the terms as they are known to date. Please tell us how you intend to comply with Regulation 14A and the disclosure requirements set forth in Item 11 of Schedule 14A and Item 13 of Schedule 14A, if applicable. In that regard, we note that you have not disclosed (1) the title and amount of securities to be issued, (2) the information required by Item 202 of Regulation S-K, and (3) the nature and approximate amount of consideration to be received by the registrant.

Response:       We have expanded our disclosure of the terms of the private placement. We have provided the information required in Items 11 and 13 of Schedule 14 as required.

7.       Please explain to us why the proposal to approve the issuance of EnerJex common stock to AgEagle shareholders has been combined with the proposal to issue common shares or shares convertible into common shares in connection with a private placement offering. These two proposed issuances appear to constitute separate matters. Please refer to Exchange Act Rule 14a-4(a) (3).

Response:       See our response to Item 4. above.

Unaudited Pro Forma Combined Financial Statements, page 106

8.       Refer to prior comment 31. Because the conversion of your Series A cumulative redeemable perpetual preferred stock is a vote separate from the merger transaction vote, please revise your disclosure in footnote (J) and (10) to clearly disclose the amount of the adjustment related to this conversion, including the amount that is recorded as an adjustment to additional paid-in capital.

Response:   We have revised the disclosure in footnotes (J) and (10) to address the Staff’s comments.

Unaudited Pro Forma Condensed Statement of Operations, page 108

9.       Refer to prior comment 32. We note that the pro forma statements of operations for AgEagle Aerial Systems, Inc. and EnerJex Resources are labeled for the nine months ended September 30, 2017. However, the historical information appears to be from the historical financial statements for the nine months ended September 30, 2016. Please advise or revise accordingly.

Response:    We have revised the pro-forma statement of operations to address the Staff’s comments. Due to an error in hidden columns provided to the Edgar printer, the results for September 30, 2016 were in fact shown in the table. This has been corrected.

Notes to the Unaudited Pro Forma Condensed Financial Information, page 110

10.       Refer to prior comment 34. We note your response that you have had discussions with the lender of the $4,500,000 long term debt to forgive such debt in return for transfer of your remaining oil and gas assets to the lender. Please tell us if you have finalized an agreement regarding this transfer. If not, explain how adjustment (E) is factually supportable.

Response:       We have not finalized an agreement for transfer. We have had multiple discussions with our lender and believe that the forgiveness of debt in return for transfer of the assets is a probable outcome if the Company proceeds down such path. The Company believes it is more likely than not that it will proceed towards a transfer of assets in exchange for debt forgiveness on the terms described in the pro-forma balance sheet. The Company believes there may be other alternatives available to it with other third parties which would result in the same outcome of the elimination of debt and the corresponding assets; however, these are less likely and none are as developed as the direct transaction with the lender. Accordingly, in presenting the proforma condensed combined financial statements, the Company would contend it would be appropriate and correct to provide for the adjustment (E). The Company has revised the footnote to explain that no definitive agreement with the lender is currently in place.

Principal Shareholders of Combined Company, page 116

11.        We note your response to our prior comment 37 and reissue in part. We note your disclosure that the table excludes the conversion to common stock of EnerJex’s Series B and Series C Convertible Preferred Stock. Please include these shares in the principal shareholders table if their holder has a right to convert them to common stock within 60 days. Refer to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act.

Response:

We have revised the principal shareholder table and the appropriate footnote to include the Series B and C shares where appropriate; and have revised the disclosure prior to the table to explain how the Series B and C shares are being calculated.

Proxy Card

12.        Please revise to mark the form of proxy as preliminary. See Rule 14a-6(e) (1)

Response:       The form of proxy has been so marked.

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Please feel free to contact the undersigned at 954-991-5426 with any questions.

Very truly yours,

/s/ Joel D. Mayersohn

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